Exhibit 3.2

CERTIFICATE OF DESIGNATION
OF
SERIES B PREFERRED STOCK
OF
AEGEA, INC.

Aegea, Inc., a Colorado corporation (the “Company”), hereby certifies that, pursuant to its Articles of Incorporation, and Article 106 of the Colorado Business Corporation Act, the Board of Directors of the Company by written action effective as of September 3, 2013, adopted resolutions providing for the designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of One Thousand (1000) shares of Series B preferred stock designated “Series B Preferred Stock” of the Company:

RESOLVED, that of the One Hundred Million (100,000,000) shares of preferred stock authorized to be issued by the Company, One Thousand (1,000) shares are hereby designated as Series B Preferred Stock, no par value per share (the “Series B Preferred Stock”), and the Company hereby fixes the powers, designations, preferences and rights, and the qualifications, limitations or restrictions of the Series B Preferred Stock as follows:

Definitions. As used in this Certificate of Designation (this “Certificate”), the following terms have the respective meanings specified below:

“Articles of Incorporation” means the Company’s articles of incorporation, as amended by this Certificate of Designation and as further amended from time to time.

“Board” means the board of directors of the Company.

“Capital Stock” means all shares of the Company’s capital stock, including the Series A Convertible Preferred Stock, Series B Preferred Stock, Common Stock, and any other series or class of stock or securities subsequently authorized by the Company or its shareholders or any securities convertible into any series or class of stock.

“Common Stock” means the common stock of the Company.

“Permanent and Total Disability” means an individual who is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months. An individual shall not be considered to be permanently and totally disabled unless he furnishes proof of the existence thereof from a licensed medical doctor.Section 4.1 Dividends and Distributions. The Company shall not pay or declare dividends or other distributions to the holders of the Series B Preferred Stock, whether in liquidation or otherwise.

Section 4.2  Voting Rights.

(a)           On all matters to be submitted to a vote of the shareholders of the Company, each share of Series B Preferred Stock shall entitle the holder thereof to 1,000,000 votes and with respect to such vote, such holder shall have full voting rights and powers equivalent to those of the holders of the common stock of the Company (the “Common Stock”). In addition, such holder shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Company, and, except as expressly provided by this Section 4 or as provided by law, shall be entitled to vote together with holders of the Common Stock (all voting together as a single class) on all matters upon which holders of the Common Stock have the right to vote. In the event that such votes do not total at least 51% of all votes cast by the holders of all shares of the Company’s capital stock, including the Series A Preferred Stock, Series B Preferred Stock, Common Stock, and any other series or class of stock or securities subsequently authorized by the Company or its shareholders or any securities convertible into any series or class of stock (the “Capital Stock”) of the Company, then regardless of the provisions of this paragraph, in any such case, the votes cast by the holders of the Series B Preferred Stock shall be equal to 51% of all votes cast at any meeting of shareholders, or any issue put to the shareholders for voting and the Company may state that any such action was had by majority vote of all shareholders.

Section 4.3  Directors. The holders of a majority of the outstanding shares of the Series B Preferred Stock shall have the following rights with respect to the election, removal and appointment of vacancies to the Company’s Board of Directors (the “Board”):

(a)            A majority in number of then number of members of the Board (the “Series B Directors”) shall be elected by the holders of a majority of all of the outstanding shares of Series B Preferred Stock voting as a separate series.

(b)           The Series B Directors may be removed by vote or written consent of a majority of the shares of Series B Preferred Stock then outstanding, voting as a separate series.

(c)           In the event of a vacancy on the Board created by the resignation, death or removal of one or more of the Series B Directors, such vacancy shall be filled exclusively: (i) by the Board upon receipt by the Board of, and in accordance with, written consents specifying the new director to fill such vacancy and signed by the holders of a majority of the shares of the Series B Preferred Stock then outstanding, voting as a separate series, or (ii) by vote or written consent of the holders of a majority of the Series B Preferred Stock then outstanding, voting as a separate series.

(d)           Except as otherwise expressly provided by this Certificate or by applicable law, the holders of Series B Preferred shall vote together with the holders of the outstanding shares of Capital Stock and not as a separate class, series or voting group.

Section 4.4  Conversion Rights.

(a)           Each share of Series B Preferred Stock may at any time be converted at the election of the holder thereof into one share of Common Stock. Such right shall be exercised by the surrender of the certificate representing each share of Series B Preferred Stock to be converted to Company at its principal executive offices, accompanied by a written notice of the election by the holder thereof to convert and by instruments of transfer, in form satisfactory to the Company duly executed by such holder.

(b)           All shares of Series B Preferred Stock held by a holder shall automatically be converted into one share of Common Stock in the event of the death or Permanent and Total Disability of the initial holder of the Series B Preferred Stock or in the event the initial holder is a trust or other entity, then upon the death or Permanent and Total Disability of the below enumerated beneficiaries of such trust or beneficial owners of such entity, as of the date of issuance of the Series B Preferred Stock.

TRUST	DESIGNATED BENEFICIARIES
Ancient Investments Revocable Trust	Keith Duffy; Scott Duffy
Schneider Family Ventures, LLC	Carran Schneider; Patrick Schneider
Dee Investment Management, LLC	Eduardo Godoy

Ancient Investment Revocable Trust

Section 4.5  Conflict. In the event of a conflict between the provisions of this Certificate and the provisions of the Amended and Restated Articles of Incorporation as in effect prior to the filing of this Certificate, the provisions of this Certificate shall govern and control.

IN WITNESS WHEREOF, the President of the Company has executed and submitted this instrument this ___ day of September, 2013.

Aegea, Inc.:

By:

Name: Keith Duffy

Title: CEO